UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                        SEC File Number:
                                        III-A:       0-18302  III-D:   0-18936
                                        III-B:       0-18636  III-E:   0-19010
                                        III-C:       0-18634  III-F:   0-19102

(Check One)  (   ) Form 10-K  (   ) Form 20-F  (   ) Form 11-K
             ( X ) Form 10-Q  (   ) Form 10-D  (   ) Form N-SAR
             (   ) Form N-CSR

For Period Ended:  March 31, 2007

                       ( ) Transition Report on Form 10-K
                       ( ) Transition Report on Form 20-F
                       ( ) Transition Report on Form 11-K
                       ( ) Transition Report on Form 10-Q
                       ( ) Transition Report on Form N-SAR
For the Transition Period Ended: ______________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________.

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                         PART I--REGISTRANT INFORMATION
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                 GEODYNE ENERGY INCOME LIMITED PARTNERSHIP III-A
                 GEODYNE ENERGY INCOME LIMITED PARTNERSHIP III-B GEODYNE ENERGY INCOME LIMITED PARTNERSHIP III-C GEODYNE ENERGY INCOME LIMITED PARTNERSHIP III-D GEODYNE ENERGY INCOME LIMITED PARTNERSHIP III-E
                 GEODYNE ENERGY INCOME LIMITED PARTNERSHIP III-F
            --------------------------------------------------------
                            (Full Name of Registrant)

   Two West Second Street, Tulsa, Oklahoma              74103
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   (Address of principal executive offices)             (Zip Code)

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                        PART II--RULES 12-b25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ( X )

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                               PART III--NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Geodyne Resources, Inc. ("Geodyne") serves as general partner of 26 related limited partnerships, including the Geodyne Energy Income Limited Partnership III-A, Geodyne Energy Income Limited Partnership III-B, Geodyne Energy Income Limited Partnership III-C, Geodyne Energy Income Limited Partnership III-D, Geodyne Energy Income Limited Partnership III-E, and Geodyne Energy Income Limited Partnership III-F. On February 5, 2007, Geodyne mailed a notice to the limited partners announcing that the Partnerships will terminate at the end of their current term, December 31, 2007 (November 22, 2007 for the III-A Partnership) and the Partnerships adopted the liquidation basis of accounting. The liquidation basis of accounting reports the net assets of the Partnerships at their net realizable value. As a result of this change, the Form 10-Q for the quarter ended March 31, 2007, must be prepared on a liquidation basis, which has required additional preparation and review time by accounting staff and management. As a result, Quarterly Reports on Form 10-Q cannot be timely filed without unreasonable effort and/or expense. The Quarterly Reports will be filed on or before May 18, 2007.

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                           PART IV--OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification:

         Annabel M. Jones
         918-591-1006

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).  ( X ) YES    (   ) NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
(  ) YES ( X ) NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   SIGNATURES

The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                              (Registrant)

                              GEODYNE ENERGY INCOME LIMITED PARTNERSHIP III-A GEODYNE ENERGY INCOME LIMITED PARTNERSHIP III-B GEODYNE ENERGY INCOME LIMITED PARTNERSHIP III-C GEODYNE ENERGY INCOME LIMITED PARTNERSHIP III-D GEODYNE ENERGY INCOME LIMITED PARTNERSHIP III-E GEODYNE ENERGY INCOME LIMITED PARTNERSHIP III-F

                              BY:      GEODYNE RESOURCES, INC.
                                       General Partner

Date:  May 15, 2007           By:         //s// Dennis R. Neill
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                                       (Signature)
                                       Dennis R. Neill
                                       President